Real Estate Associates Limited V

55 Beattie Place, P.O. Box 1089

Greenville, SC 29602

December 2, 2009

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

450 Fifth Street, NW

Washington, D.C.  20549

Attn:  Ms. Kristi Marrone and Mr. William Demarest

Re:      Real Estate Associates Limited V

            Form 10-K for the year ended December 31, 2008

            Form 10-Q for the period ended June 30, 2009

            File No. 0-12438

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to the undersigned on behalf of Real Estate Associates Limited V (the “Partnership”), in a letter dated November 13, 2009, which was sent in response to the Partnership’s October 30, 2009 response to the Staff’s original comment letter dated October 16, 2009.  The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.

                                                *          *          *          *          *

Form 10-Q for the quarter ended June 30, 2009

Note 1 – Organization and Summary of Significant Accounting Policies

  Comment:  We note your proposed revisions in response to comment 1.  In future filings, please disclose your methodology for determining whether you are the primary beneficiary as it specifically relates to the Local Partnerships in which you have invested, including significant judgments and assumptions made relating to those individual Local Partnerships.  Please provide us with your proposed revisions in your response.

Response:  In addition to the revised disclosures the Partnership outlined in its response dated October 30, 2009, which are included below, the Partnership will add the following additional disclosure in all future filings.

In determining whether it is the primary beneficiary of a VIE, the Partnership considers qualitative and quantitative factors, including, but not limited to: the amount and characteristics of the Partnership’s investment; the obligation or likelihood for the Partnership or other investors to provide financial support; the Partnership’s and the other investors’ ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of the Partnership and the other investors.  Significant judgments related to these determinations include estimates about the current and future fair values and performance of real estate held by these VIEs and general market conditions.

At June 30, 2009 and December 31, 2008, the Partnership holds a variable interest in one VIE for which the Partnership is not the primary beneficiary.  The Partnership has concluded, based on its qualitative consideration of the partnership agreement, the partnership structure and the role of the general partner in the Local Partnership, that the general partner of the Local Partnership is the primary beneficiary of the Local Partnership.  The Partnership and the general partner of the Local Partnership are related parties due to transfer restrictions on the partnership interests and the Partnership has concluded that the general partner is the party most closely associated with the Local Partnership and therefore the primary beneficiary.  In making this determination, the Partnership considered the following factors:

•        the principal purpose of the Local Partnership is to conduct a business that is complementary to the general partner’s primary business (ownership and management of real estate properties);

•        the general partner conducts and manages the business of the Local Partnership;

•        the general partner has the responsibility for and sole discretion over selecting a property management agent for the Local Partnership’s underlying real estate property;

•        the general partner is responsible for approving operating and capital budgets for the property owned by the Local Partnership;

•        the general partner is obligated to fund any recourse obligations of the Local Partnership; and

•        the general partner is authorized to borrow funds on behalf of the Local Partnership.

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Stephen B. Waters, Senior Director, at (864) 239-1554 (phone) or (864) 239-5824 (facsimile).

Sincerely,

                                                                        /s/ Stephen B. Waters

Stephen B. Waters

Senior Director

National Partnership Investments Corp. as the corporate general partner of Real Estate Associates Limited V